UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As disclosed in this Current Report on Form 6-K filed by Mereo BioPharma Group plc (“Mereo” or “the Company”), effective August 1, 2020, current Mereo Board of Directors member Mr. Michael Wyzga became Interim Chief Financial Officer of Mereo following the planned departure of Mr. Richard Jones, the Company’s Chief Financial Officer, who previously informed Mereo’s Board of Directors (the “Board”) that he would be leaving the Company to pursue other opportunities.

As a result of Mr. Wyzga’s appointment to Interim Chief Financial Officer, Mr. Wyzga’s membership of the Audit and Risk Committee of the board (the “Audit and Risk Committee”) will cease until a new Chief Financial Officer has been hired, though Mr. Wyzga will remain as an executive director of the board. As a result, the composition of the Audit and Risk Committee was reduced from three members to two members. As such, the Company was no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors.

On August 3, 2020, the Company notified The Nasdaq Stock Market, Inc. (“Nasdaq”) that it was not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) as a result of the vacancy caused by Mr. Wyzga resigning from the Audit and Risk Committee effective August 1, 2020.

Nasdaq Listing Rule 5605(c)(2)(A) requires the Audit Committee to have at least three independent members (as defined by Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended), at least one of whom is an audit committee financial expert. Mr. Wyzga was one of the three independent directors on the Audit and Risk Committee. Mr Paul Blackburn, an independent member of the Board and the Chair of the Audit and Risk Committee, is the Audit Committee financial expert for purposes of, and in accordance with, Nasdaq and Securities and Exchange Commission rules.

The Nasdaq Listing Rules provide for a cure period during which the Company may regain compliance with Nasdaq Listing Rule 5605(c)(2)(A). Under Nasdaq Listing Rule 5605(c)(4), the Company shall have until the earlier of its next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to comply with Nasdaq Listing Rule 5605(c)(2)(A); provided, however, that if the next annual meeting of stockholders occurs no later than 180 days following the event that caused the vacancy, the Company shall instead have 180 days from such event to regain compliance.

The Company intends to fill the vacancy on the Audit Committee and to cure all related non-compliance within the cure period provided under Nasdaq Listing Rule 5605(c)(4).

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements.” All statements other than statements of historical fact contained herein are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of the Company’s operations or operating results including statements regarding the future impact of COVID-19 the Company’s business, results of operations or financial condition. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties (some of which are significant or beyond its control) and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. The foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in this Report on For 6-K, the Company’s Annual Report on Form 20-F, other Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission and those described in other documents the Company may publish from time to time should be carefully considered. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel